Filed by Maxwell Technologies, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the

Securities Exchange Act of 1934

Subject Company: Maxwell Technologies, Inc.

(Commission File No. 001-15477)

On February 8, 2019, Franz Fink, President and Chief Executive Officer of Maxwell Technologies, Inc. (“Maxwell”), sent the following email to the employees of Maxwell:

To Maxwell San Diego Employees,

I wanted to take this opportunity to provide you with a brief update and some exciting news regarding the Tesla acquisition which we announced last week.

The team from Tesla is very excited to meet with the Maxwell team and introduce you to the Tesla family. In that context, several of the key team members from Tesla will be coming to San Diego next week to provide an introduction to the company and an overview of the world changing vision and mission they have been undertaking. In addition, we will have an opportunity to have lunch with our new team members and to begin the process of getting to know each other.

This promises to be a very exciting day with a great deal of fun and some very special surprises which I think you will all enjoy!

We will be sending out a meeting planner very soon so we can all hold the date.

Best Regards,

Franz

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Maxwell will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Tesla and its acquisition subsidiary will file a tender offer statement on Schedule TO, Tesla will file a registration statement on Form S-4 and Maxwell will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Maxwell’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Tesla will be available free of charge under the Financials heading of the Investor Relations section of Tesla’s website at ir.tesla.com/investor-relations. Copies of the documents filed with the SEC by Maxwell will be available free of charge under the SEC filings heading of the Investors section of Maxwell’s website at investors.maxwell.com.